COMMENTS RECEIVED ON DECEMBER 21, 2012

FROM CHAD ESKILDSEN

FIDELITY ADVISOR SERIES VII (File No. 811-03010)

1. All funds (Form NSAR Filing)

C: The Staff noted that the audit letters in the filing did not include conformed signatures. The Staff requests confirmation that we do have signed letters on file and that such conformed signatures will be included for all future filings.

R: We confirm that executed audit letters for the filing are on file and conformed signatures will be included in future filings.

2. All funds

Tandy Representations (Form NSAR Filing)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.